UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-40678

EUDA Health Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

1 Pemimpin Drive #12-07

One Pemimpin Singapore 576151

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 6268 6821

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On February 19, 2024, the Board of Directors (the “Board”) of EUDA Health Holdings Limited (“EUDA” and the “Company”) received a notice from one of its independent directors, Mr. Ajay Kumar Rajpal, to resign as a director, chair of the Company’s Audit Committee, a member of the Compensation Committee and Corporate Governance and Nominating Committee, effective immediately. Mr. Rajpal’s resignation from the Company’s Board was not a result of any disagreement with management or any matter relating to the Company’s operations, policies or practices.

At the Board meeting on the same day, the Board appointed Mr. Kent Kwong Yeow Liew, an independent director, to fill the vacancy created by Mr. Rajpal’s resignation. Effective February 19, 2024, Mr. Liew was appointed to the Company’s Audit Committee and Compensation Committee and was appointed chairman of the Corporate Governance and Nominating Committee.

Mr. Eric Lew, current Chairman of the Board, is an independent director who meets Nasdaq’s financial sophistication requirements. He also meets the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K. Effective February 19, 2024, Mr. Lew was appointed chairman of the Audit Committee, and Mr. Kong-Yew Wong, another independent director of the Company, was appointed chairman of the Compensation Committee.

As of the date of this Report, the Board comprises the following five (5) individuals:

●	Kelvin Chen, CEO and Executive Director
●	Alfred Lim, Executive Director
●	Eric Lew, Chairman of the Board, Independent Director
●	Kong-Yew Wong, Independent Director
●	Kent Kwong Yeow Liew, Independent Director

As of the date of this Report, composition of the Board committees is as follows:

●	The Audit Committee consists of Eric Lew (Chairman), Kong-Yew Wong and Kent Kwong Yeow Liew.
●	The Corporate Governance and Nominating Committee consists of Kent Kwong Yeow Liew (Chairman), Eric Lew and Kong-Yew Wong.
●	The Compensation Committee consists of Kong-Yew Wong (Chairman), Eric Lew and Kent Kwong Yeow Liew.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: February 23, 2024

EUDA Health Holdings Limited

	By:	/s/ Wei Wen Kelvin Chen
	Name:	Wei Wen Kelvin Chen
	Title:	Chief Executive Officer